

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2021

George J. Leimer
Chief Executive Officer
RSE Archive, LLC
250 Lafayette Street, 2nd Floor
New York, NY 10012

      Re: RSE Archive, LLC
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 20
          Filed May 6, 2021
          File No. 024-11057

Dear Mr. Leimer:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services